PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing in this prospectus, including our consolidated financial statements and related notes, and the risk factors beginning on page 14, before deciding whether to purchase our ADSs. Unless the context otherwise requires, the terms "we," "us," "our," "Innocoll" and the "Company" refer to Innocoll AG, a German stock corporation, and its direct and indirect subsidiaries Innocoll, Inc., a Delaware corporation, Innocoll Pharmaceuticals Ltd., an Irish private limited company, Innocoll Technologies Ltd., an Irish private limited company, and Syntacoll GmbH, a German limited liability company and a wholly-owned subsidiary of Innocoll Pharmaceuticals Ltd. On July 3, 2014, we transformed from Innocoll GmbH to Innocoll AG, which was required under German law in order to offer and sell our securities in a public offering. Because we have the same legal identity, operations and business after the transformation as we had before, the historical financial information for Innocoll AG is identical to the historical information previously reported for Innocoll GmbH.

Overview

Our Company

We are a global, commercial stage specialty pharmaceutical company with late stage development programs targeting areas of significant unmet medical need. We utilize our proprietary collagen-based technology platform to develop our biodegradable and fully bioresorbable products and product candidates which can be broken down by the body without the need for surgical removal. Using our proprietary processes at our manufacturing facility, we derive and purify bovine and equine collagen and then utilize our technology platform to incorporate the purified collagen into our topical and implantable products. These products combine proven therapeutics, including small molecules and biologics, with highly customized drug release profiles, localized drug delivery and superior handling properties.

Our lead product candidates are XaraColl® for the treatment of post-operative pain and Cogenzia® for the treatment of diabetic foot infections. We plan to initiate Phase 3 trials for XaraColl and Cogenzia in the second half of 2014 with final pivotal data for each expected in late 2015. CollaGUARD®, a barrier for the prevention of post-surgical adhesions, has been approved in 45 countries in Europe, Asia and emerging markets during the last 12 months, and we plan to commence the pivotal trial required for approval in the United States in the first quarter of 2015. In 2013, we generated €3.5 million of sales from three marketed products: CollaGUARD, and two gentamicin implants for the prevention of post-operative infections, our Collatamp Gentamicin surgical implant, or CollatampG, and Septocoll. We have strategic partnerships in place with large international healthcare companies, such as Takeda, Jazz Pharmaceuticals and Biomet, which market certain of our approved products in Europe, Asia, the Middle East, Canada, Australia and Latin America. Our corporate headquarters are located in Athlone, Ireland.

Our Product Candidates

XaraColl

Our first lead product candidate, XaraColl, is an implantable, bioresorbable collagen sponge that we designed to provide sustained post-operative pain relief, or analgesia, through controlled delivery of bupivacaine hydrochloride, or bupivacaine, at the surgical site. Bupivacaine is a local anesthetic drug which impairs the generation and conduction of nerve impulses by blocking the flow of sodium ions. The worldwide post-operative pain market was estimated to be $5.9 billion in 2010. The current standard of care for the treatment of post-operative pain relies heavily on the use of opioids supplemented by other classes of pain medications, the combination of which is known as multi-modal pain therapy. However, 75% of patients receiving standard treatments still report inadequate post-operative pain relief, and 79% of patients report adverse events from these medications. Opioid-related adverse events, such as nausea, constipation and respiratory depression, which are potentially severe, may require additional medications

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables set forth a summary of the consolidated historical financial data as of, and for the periods ended on, the dates indicated for Innocoll AG (formerly known as Innocoll GmbH). We have derived the consolidated statement of comprehensive income data for the years ended December 31, 2013 and 2012 and the consolidated statement of financial position data as of December 31, 2013 and 2012 from our audited consolidated financial statements included elsewhere in this prospectus, which have been prepared in accordance with IFRS, as issued by the IASB, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). The financial data as of March 31, 2014 and 2013 and for the three months ended March 31, 2014 and 2013 have been derived from our unaudited interim financial statements and the related notes, which are included elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of our future results. You should read this information in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our financial statements and related notes, each included elsewhere in this prospectus.

	Three Months Ended March 31,			Years Ended December 31,		
	2014	2014	2013	2013	2013	2012
	(in thousands, except for per share data) (unaudited)			(in thousands except for per share data)		
Consolidated Statement of Comprehensive Income Data:						
Revenue						
Revenue – continuing operations	$ 1,772	€ 1,285	€ 1,116	$ 4,889	€ 3,546	€ 4,312
Cost of sales	(2,140)	(1,552)	(1,116)	(6,275)	(4,551)	(4,553)
Gross loss	(368)	(267)	—	(1,386)	(1,005)	(241)
Operating expense						
Research and development expenses	(702)	(509)	(471)	(2,293)	(1,663)	(1,696)
General and administrative expenses	(3,370)	(2,444)	(829)	(5,682)	(4,121)	(3,266)
Other operating expense – net .	112	81	(26)	(212)	(154)	(556)
Total operating expense – net .	(3,960)	(2,872)	(1,326)	(8,187)	(5,938)	(5,518)
Loss from operating activities – continuing operations	(4,328)	(3,139)	(1,326)	(9,573)	(6,943)	(5,759)
Finance expense	(2,252)	(1,633)	(3,346)	(9,581)	(6,949)	(6,379)
Other income	—	—	—	22,161	16,073	407
(Loss)/profit before income tax	(6,580)	(4,772)	(4,672)	3,007	2,181	(11,731)
Income tax expense	(28)	(20)	(17)	(99)	(72)	(74)
(Loss)/profit for the period – all attributable to equity holders of the Company	(6,608)	(4,792)	(4,689)	2,908	2,109	(11,805)
Currency translation adjustment	(7)	(5)	(804)	214	155	573
Total comprehensive (loss)/income	$(6,615)	€(4,797)	€(5,493)	$ 3,122	€ 2,264	€(11,232)
(Loss)/earnings per share:						
Basic	(170.5)	(123.7)	(92.0)	64.8[1]	47.0[1]	(231.7)[1]
Diluted	(170.5)	(123.7)	(92.0)	(13.1)[1]	(9.5)[1]	(231.7)[1]
Basic and Diluted loss per share – pro forma	(5.4)	(3.9)		(13.0)	(9.4)	

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[1] The basic and diluted loss per share amounts of €159.4 and €97.3 for the years ended December 31, 2013 and December 31, 2012, respectively, as originally reported in the historical financial statements have been restated. In the historical financial

1.2 times the series E stated value (as defined in our articles) per share €112.52, or the IPO Premium Requirement, the shareholders have agreed to resolve a further capital increase in which the holders of series E preferred shares, or ordinary shares issued to such holders after our transformation into Innocoll AG, will be issued newly issued ordinary shares in Innocoll AG at a notional value of €1.00 per share in an amount such that the weighted average price per share of the newly issued ordinary shares will satisfy the IPO Premium Requirement. In June 2014, we issued 32,977 new ordinary shares of Innocoll GmbH for $5.1 million to certain existing shareholders under the same terms and conditions and having the same anti-dilution rights as the series E preferred shares.

Innocoll GmbH Conversion of Preferred Shares into Ordinary Shares and Subsequent Transformation into Innocoll AG

Pursuant to a notarial deed entered into on June 16, 2014, the shareholders of Innocoll GmbH agreed to amend and terminate all preference, redemption and cumulative dividend rights (other than, with respect to the holders of series E preferred shares, the anti-dilution right referred to above in exchange for ordinary shares of Innocoll GmbH. On July 3, 2014, subsequent to the recapitalization, Innocoll GmbH transformed into a German stock corporation (*Aktiengesellschaft* or AG) in accordance with the provisions of the German Reorganization Act (*Umwandlungsgesetz*). In connection therewith, all ordinary shares of Innocoll GmbH became ordinary shares of Innocoll AG. Accordingly, although we changed our legal form, there was no change in our identity. The following table summarizes the capitalization of Innocoll GmbH before, and giving effect to its recapitalization prior to its transformation into Innocoll AG:

Share Class (in order of preferences)[1]	Shares Fully Diluted[1][2]	Ordinary Share Exchange Ratio	Ordinary Shares Post-Exchange[2]	%
Series E preferred shares	90,286	1:1	90,286	6.9%
Series D-2 preferred shares	24,981	1.88:1	47,025	3.6%
Series D preferred shares	201,745	1.88:1	379,773	29.1%
Series C preferred shares	240,611	0.67:1	160,203	12.3%
Series A preferred shares	376,827	0.67:1	250,898	19.2%
Series B preferred shares	63,352	1.83:1	115,733	8.9%
Ordinary Shares Pre-Conversion	46,115	0:1	—	0%
Ordinary Shares Issued Post-Conversion	32,977	1:1	32,977	2.5%
Options	229,983	1:1	229,983	17.6%
Total	1,306,876		1,306,876	100.0%

[1]For a complete description of the rights, privileges and preferences of the various securities listed, including liquidation preference and dividend rates, see Note 17 and Note 26 to our audited consolidated financial statements.

[2]Fully diluted including shares issued and outstanding, shares authorized and issuable upon the exercise of Phantom Shares and options agreed to be awarded under our future equity incentive plan.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Innocoll AG

We have audited the accompanying consolidated statements of financial position of Innocoll AG (formerly known as Innocoll GmbH) and subsidiaries ("the Company") as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income/(loss), changes in equity, and cash flows for each of each of the two years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Innocoll AG (formerly known as Innocoll GmbH) and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 25 to the consolidated financial statements, the accompanying 2013 and 2012 consolidated statements of comprehensive income/(loss) have been restated to correct an error in historical (loss)/earnings per share.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company had net cash outflows from operating activities of €4.7 million during the year ended December 31, 2013, and as of that date, the Company's current liabilities exceeded its current assets by €4.2 million and its accumulated deficit amounted to €86.1 million. These conditions, along with other matters as set forth in Note 1, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Grant Thornton

/s/ Grant Thornton

Dublin, Ireland

June 19, 2014

Notes to the consolidated financial information

1   Summary of significant accounting policies

Reporting entity

Innocoll AG (formerly known as Innocoll GmbH), a German stock corporation, is a global, commercial stage, specialty pharmaceutical company, with late stage development programs targeting areas of significant unmet medical need.

The consolidated financial information for the year ended December 31, 2013 comprises the financial information of Innocoll AG (formerly known as Innocoll GmbH) and its direct and indirect subsidiaries (which subsidiaries are described in more detail in note 24). As further described in note 15, in 2013, Innocoll Holdings, Inc. re-domiciled from the United States to Germany pursuant to a contribution in kind and share for share exchange into the recently formed Innocoll GmbH as a result of which Innocoll Holdings, Inc. became Innocoll GmbH's wholly-owned subsidiary and all of Innocoll Holdings, Inc. assets and operations (including all of its subsidiaries) were transferred to Innocoll GmbH with effect as of July 25, 2013. Accordingly, the consolidated financial information presented herein refers to Innocoll Holdings, Inc., as the "company," and with its direct and indirect subsidiaries, collectively, as the "group," for the period from January 1, 2012 until July 24, 2013, and to Innocoll AG (formerly known as Innocoll GmbH), as the "company," and with its direct and indirect subsidiaries, collectively, as the "group," for the period from July 25, 2013 until December 31, 2013.

Basis of preparation

Statement of compliance

The consolidated financial information has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and interpretations of the IFRS Interpretations Committee (IFRIC). The designation IFRS also includes all valid International Accounting Standards (IAS); the designation IFRIC also includes all valid interpretations of the Standing Interpretations Committee (SIC). The consolidated financial information was approved by the managing directors on June 19, 2014.

The consolidated financial information has been prepared on the historical cost basis except for share option compensation, defined benefit pension liability and warrants determined as meeting the criteria for recognition as financial liabilities, which have been recorded at fair value. The consolidated financial information is presented in euro ('€'), rounded to the nearest thousand, except where otherwise stated. The accounting policies set out below have been applied consistently to all periods presented in this consolidated financial information.

As explained in note 15, owing to the nature of the 2013 re-domicile, there has been no change in the substance of the reporting entity and therefore, a business combination, in accordance with IFRS 3 (Revised) "Business Combinations", was not deemed to have occurred. The exemption under IFRS 3(R) to apply acquisition accounting has been availed of on the basis that the standard does not apply to a business combination of entities or businesses under common control. A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. The introduction ,therefore, of Innocoll AG (formerly known as Innocoll GmbH) as a new holding company for the group has been accounted for as a continuation of the business previously carried out by Innocoll Holdings, Inc. Consequently, even though Innocoll AG (formerly known as Innocoll GmbH) was only incorporated on July 25, 2013 and was not a group company as at December 31, 2012, or for the period from January 1, 2013 to the date

The charge to the statement of comprehensive income for the three months ended March 31, 2014 in relation to share based payment was €483,262 (see note 6).

17   Post balance sheet event

On July 3, 2014, Innocoll GmbH transformed into a German stock corporation (*Aktiengesellschaft* or AG) in accordance with the provisions of the German Reorganization Act (*Umwandlungsgesetz*), as a result of which, its legal form changed, without any change in its legal identity, operations, or historical financial statements. The transformation of Innocoll GmbH into Innocoll AG did not involve the creation of a new entity. The foregoing post balance sheet event should be read in conjunction with note 26 to the consolidated financial information for the years ended December 31, 2013 and 2012 which discloses events which arose between January 1, 2014 and June 19, 2014, being the date that the consolidated financial information for the years ended December 31, 2013 and 2012 was approved by the managing directors and authorized for issue.